SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
COMPANHIA SIDERRGICA NACIONAL
Publicly-held Company
Rua São José n.° 20, Grupo 1602, parte
Rio de Janeiro/RJ
Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN”), pursuant to Article 157 of Law 6,404/76 and CVM Instruction 358/02, hereby informs its shareholders and the general public that on July 20, 2007, its wholly-owned subsidiary NACIONAL MINÉRIOS S.A. (“NAMISA”) entered into a purchase agreement with the shareholders of Cia. de Fomento Mineral e Participaes CFM (“CFM”) for the acquisition of 100% of the shares issued and outstanding by CFM.

CFM explores various iron ore mines and owns ore processing facilities in the state of Minas Gerais. CFM sold approximately 3.6 million tonnes of iron ore in 2006 and in the first half of 2007 sold approximately 2.7 million tonnes. The company is enlarging the production capacity of its facilities and in 2008, CFM’s sales are expected to reach 8 million tonnes of iron ore.

The acquisition price may amount up to US$440 million, of which US$100 million was paid upon the execution of the purchase agreement, and US$250 million will be paid on August 1st, 2007. The remaining US$90 million may be paid in four installments within two years upon the fulfillment of certain conditions of the purchase agreement. The financial resources for the acquisition of CFM shall be obtained with funds raised in the financial markets.

The acquisition of CFM by NAMISA represents another step in CSN’s strategy of conquering a larger share of the mining sector, thus, increasing its potential of creating value for its shareholders

Rio de Janeiro, July 23, 2007.

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.